AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
SSP - Q2 2014 E. W. Scripps Co Earnings Call

EVENT DATE/TIME: AUGUST 08, 2014 / 01:00PM GMT

AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

CORPORATE PARTICIPANTS
Carolyn Micheli E.W. Scripps Company - VP, Corporate Communications and IR
Rich Boehne E.W. Scripps Company - Chairman, President, CEO
Tim Wesolowski E.W. Scripps Company - SVP, CFO, Treasurer
Brian Lawlor E.W. Scripps Company - SVP, Television

CONFERENCE CALL PARTICIPANTS
Michael Kupinski Noble Financial Group - Analyst
Barry Lucas Gabelli and Company - Analyst
Craig Huber Huber Research Partners - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Scripps second-quarter earnings call. At this time, all participants are in a listen-only mode. You will have an opportunity to ask questions after the presentation. Instructions will be given at that time. As a reminder, this call is being recorded.

I would now like to turn the conference over to our host, Carolyn Micheli.

Carolyn Micheli - E.W. Scripps Company - VP, Corporate Communications and IR

Thanks, Mary. Good morning, everyone, and thank you for joining us for a recap of the E.W. Scripps Company's second-quarter results. We are going to start this morning with Rich Boehne, Scripps' Chairman, President, and CEO. Then Scripps' CFO and Treasurer, Tim Wesolowski, will talk about our second quarter performance. And, finally, the head of our TV division, Brian Lawler, will lend to more color to the quarter and update you on our Granite acquisition. Then we will open up the lines for your questions.

Also in the room are Tim Stautberg, who heads our newspaper division, and Doug Lyons, our Corporate Controller. Adam Simpson, our Chief Digital Officer, could not join us today.

A reminder that this conference call and webcast includes forward-looking statements and actual results may differ. Factors that may cause them to differ are outlined in our SEC filings. You can visit Scripps.com for more information such as today's release and financial tables. You also can sign up to receive emails anytime we disclose financial information and you can listen to an audio replay of this call. The link to the replay will be up here this afternoon and will be available for a week.

Now, here is Rich Boehne with some business highlights.

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

Good morning. Thanks, Carolyn. Thanks, everybody, for joining us. Tim is going to focus on the results in just a few minutes and Brian is going to add some color on television revenues, including a more encouraging outlook for national advertising.

First, let me recap last week's announcement about our deal with Journal Communications, just in case you missed the news or our call last Thursday. Last week we finalized an agreement with Journal Communications that will merge our broadcast operations, also spin off our newspapers into a new publicly traded company. The structure of the deal, which the lawyers call a spin-spin, merge-merge, is definitely uncommon and maybe even unique.

Most important, it's a creative way to four Scripps to expand through television and a related radio strategy, and emerge on the other side financially stronger, more flexible, and having unlocked value for our owners. In that same motion, we provide the newspapers with more scale, as strong balance sheet and better control of their destinies. The newly created Journal Media Group will have newspapers in 14 markets that have all four US coastlines. Anchored by the Milwaukee Journal Sentinel and the Naples Daily News in Florida, these two are among the very best performing newspapers in this country.

We estimate the new Journal Media Group revenue at more than $500 million. The company will be unencumbered by debt. It will have $10 million of cash at day one and the ability to focus on its own industry dynamics.

The new Scripps will own 34 television stations and 35 radio stations in 27 different markets from Detroit and Denver to Phoenix, San Diego, Nashville, Milwaukee, and Las Vegas. We will be the fifth largest independent TV station group and we estimate revenue for this combined company to be more than $800 million.

As we showed you in the investor deck, which you can still see on our website, we expect the new Scripps to have roughly $200 million in combined segment profit. And that is after the combined shared services digital and corporate expense number we gave you of about $60 million. It also takes into account the synergies.

AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

Also keep in mind, however, that those synergy numbers do not include revenue we gained through ratings growth and expanding our digital strategies to journals, television, and radio markets. That is still to come.

We expect the combined company to take in more than $165 million in retransmission revenue in its first full year of operation. That number includes the positive impact of Charter acquiring about 2 million Comcast subs as part of Comcast's deal to buy Time Warner Cable. And we see nice double-digit revenue growth in retrans revenue four years to come, at least five.

We will also have low debt, about 2 times, which means we have the ability to continue looking at other acquisitions that fit our strategy, and acquisitions that provide attractive returns for shareholders. Just a reminder, the leverage number of 2 times already has built in the cash needs for estimated transaction fees, taxes, and the $60 million special dividend.

We didn't have much opportunity to talk about Journal's radio assets last week. Those stations are an opportunity we are eager to take advantage of, especially thanks to Journal's strategy of creating radio and TV synergies. Five of Journal's eight radio clusters will overlap with Scripps television markets. This supports our efforts to go deeper in markets where we already do business, earning more, and hopefully more than our natural share of total media dollars in those markets.

We already are advancing our Go Deeper strategy with digital products we have brought to market and the buildout of our larger digital sales teams to monetize those products. We also doubled down in Detroit, adding the My Network affiliate to our legacy ABC station. Owning a TV station, multiple radio stations, and several digital brands and products in a single market will allow us to work with advertisers to build unique marketing plans that will support their brand and sales strategies on multiple platforms.

And then, plus, looked at on just their own merits, these Journal radio stations are strong cash flow contributors.

As we did talk about last week, we are eager to roll out and leverage our digital products and investments across the attractive Journal markets. Local media markets are reshaping as digital products and services expand. Our strategy is to provide the leading local digital marketplace, investing in a dedicated digital sales force and building and buying compatible digital platforms and brands, as you have already heard or saw in the release. And Brian will talk about that digital sales force drove the nearly 10% growth in our TV digital revenue in the quarter. The Journal television and radio stations will help us expand that strategy into twice as many TV markets.

Now, before I turn things over to Tim, let me hit on a couple of highlights for Scripps at the midpoint this year. At the just mentioned, one key strategy for us is to continue evolving our digital and mobile products by building them and buying some. In the second quarter, we began to reap the benefits of acquiring the digital video news service, Newsy, which I hope is on all of your mobile devices, and we closed that deal very early this year.

Newsy now appears as a national and international news source on our local news sites and audience reaction has been strong. Newsy contributed to our more than threefold growth in valuable video views across our markets. In our newspaper division, we also benefited from the subscription bundle with our fourth consecutive quarter of subscription revenue growth.

About 42% of our subscribers have activated their digital accounts by the end of June. We also have 37,000 digital only subscribers. We are pleased with the traction we are getting with the new bundled strategy in digital products.

In our television division, in the second quarter, retransmission revenue, coupled with good local political and digital advertising, more than offset the weakness we and our peers saw in national advertising. Despite the recent softness of the national ad market, we had a record quarter in developing new business, generating more than $10 million in new local accounts that were not on TV a year ago. Or, in many cases, these are accounts who have never been on television before.

We continue to believe there is a lot of opportunity to develop local advertisers in our local markets. That is why we are enthusiastic about our strategy to add radio and digital assets and local sellers across the Company. Brian is going to talk more about that in just a moment.

Also on our television division, we soft launched our fourth original show called The Now in two Scripps markets this summer and we plan to roll it out in six more next month. The Now is a locally produced 4 p.m. news show designed to go deeper in story that most resonate with local viewers. It is a little different -- actually, much different than a local newscast.

As you know, we have seen steady growth in reach of our other shows: Right This Minute, a partnership with Cox and Raycom. The Now reaches more than 90% of US households. Let's Ask America, which is being nationally syndicated, and will be airing on the Game Show network, and also Let's Ask America adds comedian Bill Bellamy as its new host. And The List, finally, now airs in 12 Scripps markets.

We are pleased with our success so far as a television program creator, not that we don't have a lot of history as a company in programming. These shows put more of the ad dollars in our pockets and they let us control our own destiny in the improved margins. Now, here is Tim for a summary of the second quarter results.

Tim Wesolowski - E.W. Scripps Company - SVP, CFO, Treasurer

Good morning. Our television division experienced nice growth in three of our four revenue lines, local and digital advertising, as well as retransmission revenue. Total television revenues grew 4%, lower than we expected because of the weakness in national advertising we are seeing across the industry.

One of the quarter's bright spots was the closing on June 16 of our deal to acquire the ABC affiliate in Buffalo and the My Network TV affiliate in Detroit. Results from these stations are included in our second quarter numbers, but with only two weeks of operation, didn't have much of an impact. We expect the two stations to add more than $15 million of revenue and $5 million of segment profit this year.

Let's begin with second-quarter consolidated results, then I will get to the segment results in a moment. Total revenues increased 2% during the second quarter to $212 million. Our cost and expenses for segments, shared services and corporate were up about 5% to $194 million, primarily due to increases in employee-related costs and $2.5 million of incremental expenses to grow our digital operations.

We reported a loss from operations before income tax of $5.5 million in the 2014 quarter, while we reported income from operations before income taxes over $3.9 million in the 2013 quarter. This year's second quarter pretax loss was impacted by a $4 million charge to exit a multi-employer pension plan as well as $4 million of acquisition and integration costs related to our Granite deal and the proposed merger with Journal Communications.

AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

Net loss was $3.4 million or $0.06 per share, compared to net income of $3.2 million or $0.05 per share in the prior year quarter. The acquisition and pension cost I referred to a moment ago reduced earnings per share by $0.08 in the current period.

Tax expense for the 2013 quarter includes $1.2 million or $0.02 per share in favorable adjustments to the Company's tax reserves.

And now, turning to the broadcast division, total revenues increased 4% to $116 million. Local advertising was up more than 3%, offset by a 12.5% decline in national advertising. The growth we experienced in local advertising was driven by auto, home, communications, and travel and leisure.

As Rich mentioned, much of that was created by our focus on the development of new TV accounts. And on the national side, we had a similar experience to others: a relatively soft marketplace that varied by category and market. And with such a large ABC footprint, the reduction of two NBA finals games from the previous year and the elimination of the US team from the World Cup just one game before a big national Sunday telecast on ABC, left money on the table for most of our stations.

Brian will talk more about the national ad climate in a moment and he has better news as we look ahead.

Political revenue increased $4.5 million over the prior year quarter to a little more than $5 million. We continue to project the full year of political to be in the $65 million range.

Retransmission revenue rose 21% to about $13 million. Contracts covering more than one-third of the Scripps subscriber households are up this year, and contract covering about half of those were renewed at the end of the second quarter. So our Q4 retrans revenue should look a lot like our Q3 guidance of $15 million. Our growing dedicated digital sales teams drove the nearly 10% rise in digital revenue to about $4.5 million.

Segment expenses were up almost 9% from the prior year quarter, driven by increases in employee-related costs, and the higher digital expenses due to increases in sales staff and other digital support costs. We did have some one-time startup costs for The Now, as well as severance costs related to the consolidation of our master control operations.

Also contributing to the growth in segment expenses was a 4.4% increase in programs and program license costs, primarily due to higher network affiliation fees resulting from our growing retransmission revenue. However, reductions in programming expenses partially offset these increases. As Rich mentioned, one element of our strategy to improve television margins is to rely more on our internally produced programming.

TV segment profit was down $2.7 million from the year ago quarter to $27.8 million.

And, turning now to newspaper division, total revenue was $92.3 million, down 1.3%, which was in line with our first quarter decline. As you may recall, the first quarter decline was the smallest percentage drop in total revenue we had experienced in 29 quarters.

In Q2, subscription revenue rose almost 6%, which is the fourth consecutive quarter we have seen growth. The increase was due to single copy price increases and the rollout of the subscription bundle model. We completed the launch of the model in the third quarter last year and, therefore, expect to see the growth in subscription revenue level off as we anniversary the rollout.

Advertising and marketing services revenue was $57 million, down 5.8% from the 2013 quarter. Classifieds were down 2%, driven by the continued softness in the automotive category. Local advertising was down about 3% and preprint and related products were down 6.5%.

Digital was down 9% to $6.3 million. More than half of the decline in digital was due to the loss of impressions tied to metering access to our content. And that is a strategy that is paying off in the subscription revenue line.

Expenses for the newspaper group at $87 million were relatively flat when compared to the same quarter last year. Lower employment levels resulted in a 4.4% decline in employee cost, and a drop in the price of newsprint contributed to a 4.6% decline in newsprint expense. Segment profit for the second quarter was $5.4 million, which is about flat when compared to last year.

I would now like to look at our cash position and share repurchase program. Then I will update you on our full-year guidance. At June 30, our cash balance was $92 million and we had $199 million of debt. As you will recall, we completed the $110 million Granite acquisition in June.

We repurchased about 200,000 shares for just over $3 million during the second quarter. Approximately [105 million] is authorized for repurchase under both the 2012 and 2014 repurchase programs. However, because of the proposed deal with Journal Communications, we cannot repurchase any shares under either of these programs until the transaction closes.

And now I want to take a minute to update you on our full-year guidance in light of the Granite deal closing. For the full year, we expect TV revenues to be up about 20%, which includes more than $65 million of political ad revenue. As I mentioned, it also includes Granite revenue of more than $15 million.

In March, we said newspaper revenues and expenses would be about flat. We now expect both newspaper revenues and expenses to be down low single digits as we anticipate continued weakness in both local and national advertising. From a segment profit perspective, these two adjustments just about offset each other.

Also, in March, we gave guidance that full-year shared services and corporate expense would be in the mid-$60 million range. We now believe it will be about $60 million. That is because of lower than expected spending on our digital initiatives. You can see the release for more details on our third quarter and our full-year guidance. Now over to Brian.

Brian Lawlor - E.W. Scripps Company - SVP, Television

Thanks, Tim. Many of the good things we are doing on the local side were overshadowed by a double-digit decline in national advertising. Like others, we were challenged by a sluggish economy, a weak upfront, and an almost nonexistent scatter market. As we look across our footprint, some of our biggest declines were unfortunately several of our largest markets.

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Unlike local, which showed key category growth, most of our national categories showed year-to-year declines. And that includes auto, professional services, and even fast food and dining. However, I am happy to report that the third quarter is looking more promising for national ad sales at the Scripps stations. July finished better to prior year than any month in the second quarter, and we expect that to be the case for August and September as well.

Some of the categories that were off in the second quarter are pacing to be positive in the third, and so we are hopeful that the national ad market is starting to come back.

We still have dollars to write and we don't know that we will get back to prior year, but we expect the picture to look better than it did in second quarter. Of course, a good problem to have is finding the inventory to make it all work with an expected strong political third quarter. Our second-quarter political was right where we expected, and our political footprint has a heavy third quarter primary calendar, which we expect to capitalize on. Colorado, Michigan, and Florida will be some of the busiest political spending states in the US in the second half of the year, while markets like Phoenix and San Diego will also be very active and should help us hit $65 million.

Finally, I would like to update you on our Granite acquisition. As you know, we launched our duopoly strategy in Detroit, with the addition of WMYD. This station has been rebranded as TV20 Detroit and is now the sister station of our long-term powerhouse, WXYZ. As of this week, TV20 Detroit offers 17 hours per week of local news, leveraging the strength of our existing news operations at WXYZ. Out of the gate, our readings ratings performance has exceeded our expectations, reinforcing our belief that this station can provide a significant news voice for Detroit.

At the Buffalo station, we have begun work to rebuild the ABC affiliates news audience. Our research has found the station's Eyewitness News brand to still resonate strongly with Buffalo viewers and we look forward to building back its ratings. The integration of these two stations is going extremely smoothly and we hope foreshadows a smooth integration of the Journal stations.

As you will recall, the Granite acquisition extends the Scripps reach to 14% of the US population, and that will jump to 18.1% when the Journal Communications deal closes.

Finally, we have talked with investors about the Journal deal over the last week. Many have asked if we are still exploring other acquisition opportunities. We are. We continue to be interested in duopoly stations, which is to get deeper in our existing markets. In addition, we will continue to look at other stations to buy as well. And now, I think we are ready for questions.

AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

QUESTION AND ANSWER

Operator

(Operator Instructions) Michael Kupinski, Noble Financial.

Michael Kupinski - Noble Financial Group - Analyst

With all the stuff that is going on in the industry, I am pleased that you guys were able to deliver on my numbers. So thank you for that, I guess.

So looking at the -- you guys mentioned that the disparity in the markets along your margin larger markets with national kind of reflected more of the decline in national than others, and that is largely expected, I would imagine. But, on local, you guys kind of did a much better job on local. You gave some color on how that happened, but were you seeing any disparity between markets in local?

Brian Lawlor - E.W. Scripps Company - SVP, Television

It's Brian. Yes, there was some volatility on the local side. We had a couple of markets that were pretty healthy and we were able to take advantage of that. We also had some others that were showing some year-to-year declines.

A lot of it is a geographic issue as to how regional and national accounts play out. Automotive may be national in most of our markets, but may look different in a market like Detroit. So, some of that fluctuates.

But I think, overall, we saw growth across all of our markets if you were to aggregate them on the local side. And we were able to outperform those, as Rich talked about, really with a focus on development of new to TV dollars. And, as Rich said, we had a record quarter there. So we felt pretty good about that.

Michael Kupinski - Noble Financial Group - Analyst

And, in terms of national advertising and the pace, it sounds like pacings are improving there. In talking to advertisers, did they give any particular reasons for just cutting back in the second quarter? What is the sense of what are you are hearing from advertisers, why they are now starting to spend a little bit more?

Brian Lawlor - E.W. Scripps Company - SVP, Television

You know, it was an interesting quarter. I think we touched on it earlier, but the upfronts were a little sluggish and really there wasn't a lot of pressure at the network or on network cable. And so, we saw very little scatter coming down. Usually that will flow to top 20, top 25 markets.

Also, if the networks under-deliver and they owe a lot of make-good weight, that puts pressure on our inventory. That pushes things down. And we didn't see a lot of that happening. It looked like most of the networks did fairly well in ratings performance in the first half relative to the estimates they guaranteed. So they didn't have that under-delivery weight that was kind of clogging them up.

And then, as I touched on, I think being an ABC station, there were a couple of dynamics that were unique a year ago, with the Heat in the finals. It went seven games. This year, that didn't play out. It ended in five, so we left some money on the table there.

The World Cup threw some money away. We were hoping some of that would come back if the US had gone on a little longer. That didn't happen. So I think there were just a couple of unique things that seemed to all happen at once in the quarter that really made it challenging for us on the national side.

Michael Kupinski - Noble Financial Group - Analyst

And did you get the sense that advertising, particularly back to school and retail and so forth, is kind of coming back a little bit, too? I mean, what are retailers thinking about the holiday season?

Brian Lawlor - E.W. Scripps Company - SVP, Television

Obviously, here we are in second week of August and we are seeing back to school starting to kick in. And we think it will continue to build over the next two or three weeks as the Midwest starts school in two weeks and the Northeast doesn't start for another five or six weeks. And so it is staggered. But we are seeing healthy spending in some of the back-to-school categories.

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Michael Kupinski - Noble Financial Group - Analyst

Okay. That's good. And, in terms of -- you mentioned about the prospect of making future acquisitions. Do you have any thoughts in terms of timing? Because, obviously, you guys spend a lot of time putting together this deal and it is still in front of you. But, any thoughts in terms of the prospect of making acquisitions, the timing of such, making those further acquisitions?

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

Mike, it's Rich. Obviously, yes, we are in the middle of a fairly complicated transaction we need to get done, but that is not to say we would not be opportunistic if we saw some opportunity pop up, to consolidate in a market or add something that made sense. We would figure out how to do it. But, at the moment, we are kind of busy.

Michael Kupinski - Noble Financial Group - Analyst

Okay. Perfect. And it seems like in terms of -- just going back to advertising one more time, it seems -- your political advertising seems to be -- so far it is obviously not a huge number yet, but the second half is much better. But it seems like it is pacing a little bit better than expected in terms of your guidance for the third quarter, a little bit better than I was looking for. Are you feeling a little bit more optimistic about political advertising?

Earlier, you had kind of a relatively downcast view of political, but it seems like it is becoming a little bit better than expected. And I was just wondering if your attitude has kind of changed or if you think there is some positive upside there.

Brian Lawlor - E.W. Scripps Company - SVP, Television

It's Brian again. Look, I don't think our political view has changed much. Early on, I think we were kind of looking in the $65 million range and we still feel like that is a pretty good number. It has probably only fluctuated $2 million or $3 million in our models.

The $5.2 million in second quarter, if you go back to the last midterm election, we had $4.4 million then. But we didn't have Colorado in our portfolio, so it is kind of even. But, as we look out to third quarter, we do have some -- I think we got five or six markets with primaries -- Florida, Arizona, Kansas, Missouri, Michigan. And we see some good spending relative to those primaries.

And then, the Senate, the gubernatorial -- we got 10 gubernatorials. A couple of them, Kansas, Florida, Michigan, Colorado, Ohio, we expect to be really good races. We have got 12 competitive House races. We have got six Senate races, three of which -- Michigan has got an open one, Udall in Colorado and then McConnell is getting pushed pretty good in Kentucky and much of that is moving into Cincinnati.

So, what is missing in some of our places is just the third-party money. Like there is great money around the Florida gubernatorial from the candidate side, but we are really not seeing a lot of third-party money coming in. So that is why we continue to feel good about the $65 million.

When you put that together, there is always risk. But there is always your hope for something that gets good and ugly and lots of third-party money comes in, and we really haven't seen that yet. But maybe some of that will play itself out.

Operator

Barry Lucas, Gabelli and Company.

Barry Lucas - Gabelli and Company - Analyst

I just have a couple here. I was hoping that Brian could provide -- given the weight of auto in terms of total TV revenues, any difference that you could ascribe national auto represents how much of, give or take, your -- of the total auto versus local and what the disparity was between the two?

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

He is digging that out. If you have got a second question. Hold on. He's got it.

Brian Lawlor - E.W. Scripps Company - SVP, Television

There wasn't a huge disparity. I mean, auto was down one in the quarter. So we were not far off there. On the local side, I think we were kind of plus two. And on the national side we were minus five, something like that. So that is how you got to minus one.

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Inside of it, domestic dealer groups and factory foreign are up and they are spending. What we are seeing is the factory domestic and the foreign dealer groups are kind of balancing each other out. That is where the declines are.

I was going, last night, kind of automaker by automaker through and looking. And a couple of the GM categories or the GM products -- Cadillac and one or two others -- actually were up in the quarter. Ford performed well. We did see some of the foreign brands on the dealer group side that dropped off, and some of them fairly significantly. So, not really a pattern; it is really kind of a brand by brand, manufacturer by manufacturer story.

Barry Lucas - Gabelli and Company - Analyst

Okay. Thanks. And I think Tim mentioned that there would be less spending on the digital initiatives. So I am just wondering, as I look at kind of the contributions, digital versus the accelerated cost, is something said there that maybe it is not turning out quite as good as you expected and you are tapering the spend? Or how should we think about that, Tim?

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

I will let Tim talk about the numbers. It's Rich. No, you just have a little bit slower than expected spending, particularly on ramping up with the sales forces. That doesn't have anything to do other than just finding the right people in the markets of the greatest opportunity. But I guess the little bit slower spending there probably comes at a good time. But there is no signal there. (multiple speakers)

Tim Wesolowski - E.W. Scripps Company - SVP, CFO, Treasurer

Still very much committed to the strategy and we have hired a lot of sales folks. We have learned some things during that process. And we have always been selective and we are really just looking for the right people, that when we hire them, they can hit the ground running. Wouldn't read too much into it; nothing into it in terms of strategy.

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

And, Barry, your question is a good reminder that an awful lot of our focus in digital is on developing those local digital marketplaces, where it was a result of research. We think there is very good opportunity, which is why we are making those investments.

Barry Lucas - Gabelli and Company - Analyst

Okay. Last one for me, Rich, and obviously you are early days in trying to get the Journal deal closed; very complicated. But, obviously, you don't own the stations yet. What are the kinds of things you can do before you get into it, so you make sure that you are really hit the ground running on day one?

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

Well, there is not a whole lot we can do since we do not own them. I think we will make some visits and start to get to know people as best we can. And, obviously, we are now talking with the Journal folks every single day about just about every aspect of the business. So we will do everything we can, but until we get the deal closed, there is really no decisions we can make. Anything else, Brian?

Brian Lawlor - E.W. Scripps Company - SVP, Television

No. I think if you look at the stations, they are really good stations in some real good markets. I mean Nashville, Milwaukee, Las Vegas -- those are big markets, big cash flow contributors. And so we are spending some time -- I am spending some time just kind of researching the markets, getting to know the markets.

As we touched on in the call, they have had a strategy of putting radio and television together. And so, I am better understanding how they use each other promotionally and to grow their brands together. I'm understanding how they can joint sell and the benefits of advertisers and the additional services we can provide with some of our digital strategy there.

And, also, in the markets that we see geographic opportunities, so Tucson to Phoenix, Lansing to Detroit, Fort Myers to Tampa and West Palm, I think we are all starting to get to know each other a little bit and then looking at what kind of coverage opportunities and joint sales opportunities could exist that could make all of those assets better by being part of a bigger company.

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

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The other thing we do do ahead, Barry, on a deal like this is everything like benefit plans and all the stuff that is behind the scenes. We have an opportunity now to have all that integration planning and just almost virtually done on the day we close, which is a huge help to hitting the ground running and getting off to a great start.

Operator

(Operator Instructions) Craig Huber, Huber Research Partners.

Craig Huber - Huber Research Partners - Analyst

Can you just -- unless I missed this, auto for television, what was the overall percent change there year-over-year, and then what is your best guess as to how is it tracking the pacings there for the third quarter?

Brian Lawlor - E.W. Scripps Company - SVP, Television

It's Brian. Year-to-year in second quarter auto was down one.

Craig Huber - Huber Research Partners - Analyst

And how do you think it is going for third?

Brian Lawlor - E.W. Scripps Company - SVP, Television

Look, there is still a lot of business to write. September is typically a month we put a lot of dollars on as we get closer, as we start introducing new models at all. So I would say we are kind of pacing in that flat range right now. But, we are hopeful that with some ads in some hopefully no pullbacks or cancellations, that we can grow that.

Craig Huber - Huber Research Partners - Analyst

What do you think is holding it back right now, why it is roughly flattish these last two quarters? (multiple speakers)

Brian Lawlor - E.W. Scripps Company - SVP, Television

I think it is soft network. And a lot of times, the heavy ups that come, are pushed down from a tight network cable or national cable network, and so I think we are seeking a little bit less of that.

Craig Huber - Huber Research Partners - Analyst

Do you think that is ratings driven? Do you think it has moved into digital? Do you think it's macro driven, all of the above? What is your sense?

Brian Lawlor - E.W. Scripps Company - SVP, Television

I don't think it is ratings driven. Look, yes, some of it is digital. We have certainly seen their trend and that has existed in the auto category for a couple of years. But, beyond that, I just think the network is open for business. And so, auto continues to be active on the network level and less of that is getting pushed down to, say, the top 25 markets where we have got a pretty good footprint.

Craig Huber - Huber Research Partners - Analyst

Thank you for that. On the ratings front, for your local TV station -- I know this is a broad question, but how would you characterize, if you could just put some numbers around it, the percent change of your full daypart ratings at your local TV stations on a year-over-year basis? Are they flat? Are they up 5%, down 5%? What is your sense there?

AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

Brian Lawlor - E.W. Scripps Company - SVP, Television

Well, that is a hard question, when you say full daypart. There are so many different dynamics that come into that. You have got your local news, which is what we can really control and where we spent most of our time. We have got syndicated programming. We have our own programming. We have network programming.

And so I think if you -- just to make a broad comment on it, it is probably in the range of where it was a year ago. I think we are having a positive impact in many of our markets on the local news side. Some syndicated is up; some is down. We have been able to make an impact with their own programming that we think is driving margin for the group.

NBC has had a good first half of the year. NBC typically has the best summer of the networks, and so we are seeing that -- the network station -- the NBC stations are pacing better for us right now than our ABCs are. And the ABC primetime is a little soft. So I think overall, we are kind of -- I haven't seen a significant move positively or negatively, if I was just to kind of roll everything up together.

Craig Huber - Huber Research Partners - Analyst

And then the Granite stations, they were just miniscule of a couple hundred thousand dollars of revenue in the quarter? I mean, how small is it, just for modeling purposes?

Tim Wesolowski - E.W. Scripps Company - SVP, CFO, Treasurer

It was just over $1 million of revenue and a couple hundred thousand of segment profit in the second quarter.

Craig Huber - Huber Research Partners - Analyst

And then on -- I guess, Brian, on station swaps, you have heard a lot about it in the marketplace. Everybody wants to do station swaps, obviously, over the years. There hasn't been all that many stations swaps. Maybe you could just talk about why that is, please?

Brian Lawlor - E.W. Scripps Company - SVP, Television

Look, I think it depends on the players. There has been, across the industry, kind of a rollup strategy. And so, some of our peers have tried to get as many stations as possible. I think, while -- I guess we have done three deals now in the last three years in terms of transactions that grew us.

So you may think our strategy is rollup, but our strategy is really more strategic and we see all of these opportunities to grow our cash flow and complement those stations we already have. But, I think you probably see a little bit more of the swaps as we get closer to that two-year date on JSAs and the FCC's requirement to unbundle those. So there will be some folks that have to get rid of stations and there may be some moves or trades that go on between companies as it relates to that.

But I think the FCC pressure now on kind of singular voices in markets will probably require some groups, as you are trying to acquire groups or to move a long JSAs that -- my expectation is that there will probably be a bit more trading in the last two years that you have seen in the past.

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

Craig, it is Rich. If you stand back and look at the swaps, they are always more challenging because value is in the eye of the beholder. And when you are swapping one of your assets for somebody else's assets, it is just harder than an auction process to kind of come to agree at values, which always makes it a little tougher.

Craig Huber - Huber Research Partners - Analyst

Okay. I guess my last question here. On the bottom of page 2, you mentioned in talking about your TV stations this last quarter, it included severance costs associated with the new master control hub in Indianapolis. How significant was that severance cost there? Was it because of a [rounding error]?

Brian Lawlor - E.W. Scripps Company - SVP, Television

More than $500,000.

Craig Huber - Huber Research Partners - Analyst

AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

Is that in line with kind of what you guys typically run in your group or no? What would you say?

Brian Lawlor - E.W. Scripps Company - SVP, Television

In terms of severance cost?

Craig Huber - Huber Research Partners - Analyst

Yes. It sounds high, right?

Tim Wesolowski - E.W. Scripps Company - SVP, CFO, Treasurer

It is not uncommon to do things like this. We, of course, had more activities like this in the other segment. But we are always looking at ways of approving our efficiencies, and this was between sort of a $500,000 or $1 million range, somewhere in there. And it is not uncommon at all.

Brian Lawlor - E.W. Scripps Company - SVP, Television

This was a big initiative for us. We had a master control hub for the stations that we acquired through McGraw-Hill in Indianapolis, and we spent the last two years really looking at the efficiency and the effectiveness of that operation and felt that there was a good return on the investment. And so a good part of our capital this year went to work to build out a much larger hub that we are based in Indianapolis, and so we have been busy this summer transitioning all of our legacy stations over into that. And it has required an FTE reduction at every one of those stations, and therefore, a fairly sizable severance payoff to scale it.

Craig Huber - Huber Research Partners - Analyst

Actually I have one more question. Brian, as you look at your TV categories for the third quarter, can you be a little bit more specific on which ones were feeling meaningfully better about than what happened in the second quarter?

Brian Lawlor - E.W. Scripps Company - SVP, Television

Probably the biggest change we see right now is services. Services is pacing really well for the third quarter. It was down a couple of points in the second quarter. So that is probably the one. Communications looks good, home category has been good all year and continues to look good. But, probably the biggest change is a nice rebound in services.

Operator

(Operator Instructions) And, at this time, we have no one queuing up. Please continue.

Carolyn Micheli - E.W. Scripps Company - VP, Corporate Communications and IR

Thank you, Mary. Thank you, everyone, for joining us today. Take care.

Operator

And, ladies and gentlemen, this conference will be available for replay today after 11 a.m. Eastern through August 15 at midnight. You may access the AT&T teleconference replay system at any time by dialing 1-800-475-6701 and entering the access code 332227. International participants, dial 320-365-3844. Those numbers again are 1-800-475-6701 and 320-365-3844. The access code is 332227.

That concludes our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

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Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps and Journal urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps and Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps and/or Journal in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Neither Scripps nor Journal assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Scripps can be found in Scripps’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

AUGUST 08, 2014 / 01:00PM GMT, SSP - Q2 2014 E. W. Scripps Co Earnings Call

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.